Take Me to Tarzana LLC

Unaudited Financial statements for the Period Ended February 28, 2019

Inception Date Financial Statements

Compiled by: David Hakim CPA #115706

CONTENTS

TAKE ME TO TARZANA, LLC
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(in thousands, except shares and par values)

	February 28, 2019
ASSETS	
Current assets:	
Cash and cash equivalents	$ -
Accounts receivable, net	-
Prepaid expenses and other current assets	-
Total current assets	-
Capitalized software development costs, net	-
Property and equipment, net	-
Intangible assets, net	-
Goodwill	-
Other assets	-
Total assets	$ -
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current liabilities:	
Accounts payable	$ -
Accrued expenses and other current liabilities	-
Deferred revenue	-
Short-term portion of contingent consideration	-
Total current liabilities	-
Contingent consideration	-
Deferred tax liabilities, net	-
Deferred revenue, noncurrent	-
Other long-term liabilities	-
Total liabilities	-
Commitments and contingencies (Note 3)	
Stockholders' equity:	
Additional paid-in capital	-
Accumulated other comprehensive income (loss)	-
Accumulated deficit	-
Total stockholders' equity	-
Total liabilities and stockholders' equity	$ -

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TAKE ME TO TARZANA, LLC
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(in thousands, except per share data)

	Period Ended February 28, 2019(1)
Revenues	
Services	$ -
Products	-
Total revenues	-
Cost of revenues	
Services	-
Products	-
Total cost of revenues	-
Gross profit	-
Operating expenses	
Sales and marketing	-
Research and development	-
General and administrative	-
Total operating expenses	-
Loss from operations	-
Other income (expense)	
Interest income	-
Interest expense	-
Other income (expense), net	-
Loss before income taxes	-
Provision for (benefit from) income taxes	-
Net loss	$ -

(1) The inception date of the Company was February 08, 2019

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TAKE ME TO TARZANA, LLC
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(in thousands)

	Period Ended February 28,
	2019(1)
Cash flows from operating activities	
Net loss	$ -
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:	
Depreciation and amortization	-
Stock-based compensation	-
Provision for (benefit from) doubtful accounts receivable	-
Changes in operating assets and liabilities:	
Accounts receivable	-
Prepaid expenses and other current assets	-
Other assets	-
Accounts payable	-
Accrued expenses and other current liabilities	-
Other long-term liabilities	-
Net cash provided by (used in) operating activities	-
Cash flows from investing activities	
Purchases of property and equipment	-
Acquisition, net of cash acquired	-
Net cash used in investing activities	-
Cash flows from financing activities	
Proceeds from exercises of stock options	-
Acquisition of common stock for tax withholding obligations	-
Payments of initial public offering costs	-
Proceeds from term loan, net of issuance costs	-
Proceeds from issuance of common stock	-
Proceeds from initial public offering, net of underwriting discounts and commissions	-
Net cash provided by financing activities	-
Net increase in cash, and cash equivalents	-
Cash and cash equivalents beginning of period	-
Cash and cash equivalents end of period	$ -

(1) The inception date of the Company was February 08, 2019

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Take Me to Tarzana, LLC
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Company Overview

Take Me to Tarzana, LLC (the "Company" or "TMTT") is a corporation formed under the laws of the state of California. The Company's objective is to create, develop and produce feature films that appeal to audiences of all ages.

The Company was founded on February 8, 2019 and the above unaudited financials begin at that inception date. The Company is headquartered in Los Angeles.

The Company will conduct an equity crowdfund offering during the second quarter of 2019 for the purpose of raising capital. The Company's ability to continue as a going concern or to achieve management's objects may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

Note – 2 Significant Accounting Policies

Basis of presentation

The accompanying condensed consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for interim financial information. Certain information and disclosures normally included in consolidated financial statements prepared in accordance with GAAP have been condensed or omitted.

Use of estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period.

Cash and cash equivalents

The Company considers all highly liquid investments with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents. Cash includes cash held in checking and savings accounts. Cash equivalents are comprised of investments in money market mutual funds. The carrying value of cash and cash equivalents approximates fair value.

Accounts receivable and allowance for doubtful accounts

Accounts receivable are recorded at the invoiced amount, do not require collateral and do not bear interest. The Company estimates its allowance for doubtful accounts by evaluating specific accounts where information indicates the Company's customers may have an inability to meet financial obligations, such as bankruptcy and significantly aged receivables outstanding.

6

Concentration of credit risk and significant customers

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist of cash and cash equivalents, investments in marketable securities and accounts receivable.

For the month ended February 28, 2019, no single customer comprised 10% or more of the Company's total revenues. No single customer had an accounts receivable balance of 10% or greater of total accounts receivable at February 28, 2019.

Property and equipment

Property and equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which is generally three to five years for machinery and equipment and purchased software and five years for furniture and fixtures. Leasehold improvements, which are included in furniture and fixtures, are amortized using the straight-line method over the shorter of the lease term or seven years. Expenditures for repairs and maintenance are expensed as incurred, while renewals and betterments are capitalized. Depreciation expense is charged to operations on a straight-line basis over the estimated useful lives of the assets.

Intangible assets

The Company determines the appropriate useful life of its intangible assets by performing an analysis of expected cash flows of the acquired assets. Intangible assets are amortized on a straight-line basis over their estimated useful lives, ranging from one to ten years.

Cost of revenues

The Company allocates a portion of overhead, such as rent, information technology costs and depreciation and amortization to cost of revenues. Costs associated with providing professional services are expensed as incurred when the services are performed. In addition, subscription and support cost of revenues includes amortization of acquired developed technology.

General and administrative

General and administrative expenses consist primarily of personnel costs associated with the Company's executive, finance, legal, human resources, compliance, and other administrative personnel, as well as accounting and legal professional services fees, other corporate-related expenses and allocated overhead.

Note 3—Commitments and Contingencies

Litigation—From time to time, the Company may become subject to legal proceedings, claims and litigation arising in the ordinary course of business. The Company is not currently a party to any legal proceedings, nor is it aware of any pending or threatened litigation, that would have a material adverse effect on the Company's business, operating results, cash flows, or financial condition should such litigation be resolved unfavorably.

Indemnification—In the ordinary course of business, the Company may provide indemnification of varying scope and terms to customers, vendors, investors, directors, and officers with respect to certain matters, including, but not limited to, losses arising out of our breach of such agreements, services to be provided by the Company, or from intellectual property infringement claims made by third parties. These indemnification provisions may survive termination of the underlying agreement and the maximum potential amount of future payments the Company could be required to make under these indemnification provisions may not be subject to maximum loss clauses. The maximum potential amount of future payments the Company could be required to make under these indemnification provisions is indeterminable. The Company has never paid a material claim, nor has it been sued in connection with these indemnification arrangements. At March 28, 2019 the Company has not accrued a liability for these indemnification arrangements because the likelihood of incurring a payment obligation, if any, in connection with these indemnification arrangements was not probable or reasonably estimable.